Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283897

Prospectus Supplement

(to Prospectus dated December 26, 2024 and

the Prospectus Supplement dated March 24, 2025)

Up to $75,000,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated December 26, 2024, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283897), as supplemented by the prospectus supplement dated March 24, 2025 (as supplemented, the Prior Prospectus), relating to the offer and sale of up to $75,000,000 of shares of our common stock, $0.001 par value per share, pursuant to the Controlled Equity OfferingSM Sales Agreement dated as of December 18, 2024, or the Sales Agreement, we previously entered into with Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC, or the Agents. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

The prospectus supplement dated March 24, 2025, indicated that we were, at that time, subject to General Instruction I.B.6. of Form S-3, which limited the amount that we were able to sell under the registration statement of which the prospectus forms a part. We are currently no longer subject to the offering limits imposed by General Instruction I.B.6. of Form S-3. If we become subject to the offering limits in General Instruction I.B.6. of Form S-3 in the future, we will file another prospectus supplement.

As of the date of this prospectus supplement, we have sold an aggregate of 4,823,859 shares for gross proceeds of $6,496,274 pursuant to the Sales Agreement. As a result of such prior sales, as of the date of this prospectus supplement, shares having an aggregate offering price of up to $68,503,726 remain available for offer and sale under the Sales Agreement through the Prospectus.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “QNCX.” On October 16, 2025, the closing sale price of our common stock on the Nasdaq Global Select Market was $1.93 per share.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page 3 of the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the Prior Prospectus. Any representation to the contrary is a criminal offense.

Cantor	H.C. Wainwright & Co.

The date of this prospectus supplement is October 17, 2025